U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Cotugno              Stephen
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   (Last)               (First)                 (Middle)

c/o Professional Detailing, Inc.
10 Mountainview Road
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                                    (Street)

Upper Saddle River,   New Jersey                07458
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   (City)               (State)                 (Zip)

                                   09/01/2000
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2. Date of Event Requiring Statement (Month/Day/Year)


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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

Professional Detailing, Inc.  Nasdaq National Market: "PDII"
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |_|   10% Owner
|X|   Officer (give title below)           |_|   Other (specify below)

   Executive Vice President
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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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
Common Stock, par value $.01 per share         851                       D
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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
Options to acquire common    *1         May 19,     Common Stock, par      20,000        $16.00         D
stock, par value $.01 per               2008        value $.01 per share
share
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Options to acquire common    *2         October     Common Stock, par      15,000        $27.1875       D
stock, par value $.01 per               28, 2009    value $.01 per share
share
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

Explanation of Responses: *1: Currently exercisable with respect to 13,334 shares, and the remaining 6,666 shares shall be exercisable on 05/19/01; and *2: The option granted 10/28/99 is exercisable as follows: 5,000 shares on each of 10/28/00, 10/28/01 and 10/28/02.


/s/ Stephen Cotugno                                      09/11/00
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** Signature of Reporting Person                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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